July 16, 2014

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form 10 (Registration Statement No. 001-36465)

Ladies and Gentlemen:

Paragon Offshore Limited, a limited company incorporated under the laws of England and Wales (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form 10 (Registration Statement No. 001-36465) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective as of 3:00 p.m. Eastern Time on July 18, 2014, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on July 11, 2014, the board of directors of Noble Corporation plc, a public limited company incorporated under the laws of England and Wales (“Noble”), took several actions in connection with the separation of the Company from Noble, including establishing the distribution ratio for such separation, setting a record date of July 23, 2014, and setting a distribution date of August 1, 2014. Noble wishes to commence the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it to Noble’s shareholders as soon as possible following the record date.

The Company acknowledges that, should the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, declare the Registration Statement effective:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the Commission is not foreclosed from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Lakshmi Ramanathan of Baker Botts L.L.P. at (713) 229-1391 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours, Paragon Offshore Limited

/s/ Randall D. Stilley
Randall D. Stilley
President and Chief Executive Officer